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Strategic alliance with MWE China Law Offices (Shanghai)

Barbara A. Jones

Attorney at Law

bjones@mwe.com

+1 617 535 4088

October 31, 2008

VIA EDGAR AND FACSIMILE TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mail Stop 6010

Re:          China Health Resource, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Form 10-Q for Quarter Ended March 31, 2008

Form 10-Q for Quarter Ended June 30, 2008

File No. 000-50029

Dear Mr. Rosenberg:

On behalf of China Health Resource, Inc., a Delaware corporation (the “Company”), we confirm that we received on October 30, 2008 the Staff’s letter, dated September 26, 2008 and subsequently resent on October 29, 2008 (the “Comment Letter”), relating to the Company’s Form 10-KSB for the fiscal year ended December 31, 2007, Form 10-Q for the period ended March 31, 2008 and Form 10-Q for the period ended June 30, 2008. As we indicated to Ms. Christine Allen, Staff Accountant, by telephone on October 30, 2008, we are reviewing the Staff’s Comment Letter and have provided a copy thereof to the Company and its auditors for their due consideration. It is our expectation that the Company will be in a position to file a response to the Comment Letter on or about Monday, November 10, 2008.

If you have any questions or comments with regard to the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Barbara A. Jones

Barbara A. Jones

Jim B. Rosenberg

October 31, 2008

cc:	Don Abbott, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Christine Allen, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Jiayin Wang, President, China Health Resource, Inc.

Jay Lake, Lake & Associates, CPA’s LLC